UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

National Semiconductor Corporation

(Name of Issuer)

Common Stock, $.50 par value

(Title of Class of Securities)

637640103

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637640103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,131,618

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 25,131,618

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,131,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.96%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,666,782

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,666,782

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,666,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.91%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 154,372

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 154,372

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,372

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 315,497

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 315,497

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 315,497

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.14%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 192,188

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 192,188

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,188

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,636,409

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,636,409

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,636,409

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.15%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 815,918

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 815,918

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 815,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.36%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 969,651

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 969,651

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 969,651

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.42%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 325,903

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 325,903

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 325,903

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.14%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,264

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 74,264

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,264

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,057,190

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,057,190

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,057,190

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.20%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,418,928

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,418,928

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,418,928

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.62%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,062,952

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,062,952

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,062,952

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.90%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 318,169

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 318,169

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.14%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XVI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 509,335

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 509,335

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 509,335

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.22%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 25,131,618

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 25,131,618

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,131,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.96%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 25,131,618

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 25,131,618

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,131,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.96%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

This Schedule 13D/A constitutes the fourteenth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 3, 2003 (the “Statement”) and amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8, No. 9, No. 10, No. 11, No. 12 and No. 13 filed by the Reporting Persons with the Securities and Exchange Commission on June 20, 2003, July 22, 2003, January 16, 2004, June 14, 2004, December 14, 2004, January 25, 2005, June 28, 2005, August 24, 2006, May 8, 2007, July 30, 2007, April 2, 2008, June 27, 2008 and December 19, 2008 respectively (“Amendments”) with respect to shares of the common stock (the “Shares”) of National Semiconductor Corporation (the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement, as amended by the Amendments, remains in full force and effect.

Item 2.    Identity and Background

This Statement is being filed by and on behalf of Relational Investors, L.P. (“RILP”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), Relational Partners, L.P. (“RP”), RH Fund 1, L.P. (“RH1”), RH Fund 4, L.P. (“RH4”), RH Fund 6, L.P. (“RH6”), RH Fund 7, L.P. (“RH7”), Relational Investors III, L.P. (“RI III”), Relational Investors VIII, L.P. (“RI VIII”), Relational Investors IX, L.P. (“RI IX”), Relational Investors X, L.P. (“RI X”), Relational Investors XV, L.P. (“RI XV”) and Relational Investors XVI, L.P. (“RI XVI”), collectively, the “Relational LPs.”  Each of the Relational LPs is a Delaware limited partnership.  The principal business of each,  is investing in securities.

This Statement is also being filed by and on behalf of Relational Investors, LLC (“RILLC”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner, or the sole managing member of the general partner, of the Relational LPs and investment adviser of certain client managed accounts, the “Managed Accounts.”  The Relational LPs and the Managed Accounts are the beneficial owners of the securities covered by this Statement.  Pursuant to the Limited Partnership Agreement of each of the Relational LPs and the investment management agreement of the Managed Accounts, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by and on behalf of Ralph V. Whitworth and David H. Batchelder.  Messrs. Whitworth and Batchelder are the Principals of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement.  Messrs. Whitworth and Batchelder, therefore, may be deemed to have shared indirect beneficial ownership of such securities.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with Relational LPs and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.

Messrs. Whitworth and Batchelder are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated as follows:

RILLC and the Managed Accounts purchased an aggregate of 3,614,060 Shares for a total consideration (including brokerage commissions) of $57.6 million derived from capital of the Managed Accounts and margin borrowings from certain client margin accounts at Credit Suisse Securities (USA) LLC (“CSSU”).

The Relational LPs purchased an aggregate of 21,517,558 Shares for total consideration (including brokerage commissions) of $356.1 million derived from the capital of the Relational LPs and margin borrowings from CSSU for RFP, RCP and RH1.

Interest on the margin debt balance of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points.  CSSU has a lien on the Shares held by certain Managed Accounts and those held by RFP, RCP and RH1 to secure repayment of the margin borrowings described above.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate Shares, constituting of the outstanding Shares.  The percentage of Shares owned being based upon 229,368,602 Shares outstanding on November 23, 2008, as set forth in the Issuer’s Form 10-Q for the quarter ended November 23, 2008.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	3,614,060	1.58%	Sole
RILP	6,666,782	2.91%	Sole
RFP	154,372	0.07%	Sole
RCP	315,497	0.14%	Sole
RP	192,188	0.08%	Sole
RH1	2,636,409	1.15%	Sole
RH4	815,918	0.36%	Sole
RH6	969,651	0.42%	Sole
RH7	325,903	0.14%	Sole
RI III	74,264	0.03%	Sole
RI VIII	5,057,190	2.20%	Sole
RI IX	1,418,928	0.62%	Sole
RI X	2,062,952	0.90%	Sole
RI XV	318,169	0.14%	Sole
RI XVI	509,335	0.22%	Sole

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 3,614,060 Shares that are owned by it and the Managed Accounts.  Additionally, RILLC, as the sole general partner, or sole managing member of the general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 21,517,558 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           See item (a) above.

(c)           Not applicable.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e)           Not applicable.

Item 7.   Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days and not previously reported.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2009

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.
RH FUND 1, L.P.
RH FUND 4, L.P.
RH FUND 6, L.P.
RH FUND 7, L.P.
RELATIONAL INVESTORS III, L.P.
RELATIONAL INVESTORS VIII, L.P.
RELATIONAL INVESTORS IX, L.P.
RELATIONAL INVESTORS X, L.P.
RELATIONAL INVESTORS XV, L.P.
RELATIONAL INVESTORS XVI, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Investors III, L.P. and Relational Investors X, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

Exhibit A

Transactions by Reporting Persons in the last 60 days not previously reported.

Beneficial Ownership	Purchase or Sale	Quantity	Transaction Date	Price per Share (including commission)	How Effected

Relational Investors, L.P.	Sale	409,096	12/19/2008	$10.30	Open Market
RH Fund 1, L.P.	Sale	11,979	12/19/2008	$10.30	Open Market
Relational Investors III, L.P.	Sale	384	12/19/2008	$10.30	Open Market
RH Fund 4, L.P.	Sale	27,834	12/19/2008	$10.30	Open Market
RH Fund 7, L.P.	Sale	22,024	12/19/2008	$10.30	Open Market
Relational Investors VIII, L.P.	Sale	103,283	12/19/2008	$10.30	Open Market
Relational Investors IX, L.P.	Sale	7,219	12/19/2008	$10.30	Open Market
Relational Investors X, L.P.	Sale	1,821	12/19/2008	$10.30	Open Market
Relational Investors XVI, L.P.	Sale	5,935	12/19/2008	$10.30	Open Market
Relational Partners, L.P.	Sale	17,683	12/19/2008	$10.30	Open Market
Relational Coast Partners, L.P.	Sale	28,125	12/19/2008	$10.30	Open Market
Relational Fund Partners, L.P.	Sale	11,852	12/19/2008	$10.30	Open Market
Relational Investors LLC	Sale	15,102	12/19/2008	$10.30	Open Market
Relational Investors LLC	Sale	86,263	12/19/2008	$10.30	Open Market
Relational Investors, L.P.	Sale	273,242	12/22/2008	$9.74	Open Market
RH Fund 1, L.P.	Sale	8,001	12/22/2008	$9.74	Open Market
Relational Investors III, L.P.	Sale	256	12/22/2008	$9.74	Open Market
RH Fund 4, L.P.	Sale	18,591	12/22/2008	$9.74	Open Market
RH Fund 7, L.P.	Sale	14,710	12/22/2008	$9.74	Open Market
Relational Investors VIII, L.P.	Sale	68,984	12/22/2008	$9.74	Open Market
Relational Investors IX, L.P.	Sale	4,822	12/22/2008	$9.74	Open Market
Relational Investors X, L.P.	Sale	1,216	12/22/2008	$9.74	Open Market
Relational Investors XVI, L.P.	Sale	3,964	12/22/2008	$9.74	Open Market
Relational Partners, L.P.	Sale	11,810	12/22/2008	$9.74	Open Market
Relational Coast Partners, L.P.	Sale	18,785	12/22/2008	$9.74	Open Market
Relational Fund Partners, L.P.	Sale	7,916	12/22/2008	$9.74	Open Market
Relational Investors LLC	Sale	10,087	12/22/2008	$9.74	Open Market
Relational Investors LLC	Sale	57,616	12/22/2008	$9.74	Open Market

Relational Investors, L.P.	Sale	546,482	1/6/2009	$11.25	Open Market
RH Fund 1, L.P.	Sale	16,002	1/6/2009	$11.25	Open Market
Relational Investors III, L.P.	Sale	512	1/6/2009	$11.25	Open Market
RH Fund 4, L.P.	Sale	37,182	1/6/2009	$11.25	Open Market
RH Fund 7, L.P.	Sale	29,420	1/6/2009	$11.25	Open Market
Relational Investors VIII, L.P.	Sale	137,969	1/6/2009	$11.25	Open Market
Relational Investors IX, L.P.	Sale	9,643	1/6/2009	$11.25	Open Market
Relational Investors X, L.P.	Sale	2,433	1/6/2009	$11.25	Open Market
Relational Investors XVI, L.P.	Sale	7,929	1/6/2009	$11.25	Open Market
Relational Partners, L.P.	Sale	23,621	1/6/2009	$11.25	Open Market
Relational Coast Partners, L.P.	Sale	37,569	1/6/2009	$11.25	Open Market
Relational Fund Partners, L.P.	Sale	15,831	1/6/2009	$11.25	Open Market
Relational Investors LLC	Sale	20,174	1/6/2009	$11.25	Open Market
Relational Investors LLC	Sale	115,233	1/6/2009	$11.25	Open Market
Relational Investors, L.P.	Sale	464,511	1/7/2009	$10.59	Open Market
RH Fund 1, L.P.	Sale	13,602	1/7/2009	$10.59	Open Market
Relational Investors III, L.P.	Sale	436	1/7/2009	$10.59	Open Market
RH Fund 4, L.P.	Sale	31,604	1/7/2009	$10.59	Open Market
RH Fund 7, L.P.	Sale	25,007	1/7/2009	$10.59	Open Market
Relational Investors VIII, L.P.	Sale	117,273	1/7/2009	$10.59	Open Market
Relational Investors IX, L.P.	Sale	8,197	1/7/2009	$10.59	Open Market
Relational Investors X, L.P.	Sale	2,068	1/7/2009	$10.59	Open Market
Relational Investors XVI, L.P.	Sale	6,739	1/7/2009	$10.59	Open Market
Relational Partners, L.P.	Sale	20,078	1/7/2009	$10.59	Open Market
Relational Coast Partners, L.P.	Sale	31,934	1/7/2009	$10.59	Open Market
Relational Fund Partners, L.P.	Sale	13,455	1/7/2009	$10.59	Open Market
Relational Investors LLC	Sale	17,148	1/7/2009	$10.59	Open Market
Relational Investors LLC	Sale	97,948	1/7/2009	$10.59	Open Market
Relational Investors, L.P.	Sale	409,861	1/8/2009	$10.30	Open Market
RH Fund 1, L.P.	Sale	12,002	1/8/2009	$10.30	Open Market
Relational Investors III, L.P.	Sale	384	1/8/2009	$10.30	Open Market
RH Fund 4, L.P.	Sale	27,886	1/8/2009	$10.30	Open Market
RH Fund 7, L.P.	Sale	22,065	1/8/2009	$10.30	Open Market
Relational Investors VIII, L.P.	Sale	103,477	1/8/2009	$10.30	Open Market
Relational Investors IX, L.P.	Sale	7,233	1/8/2009	$10.30	Open Market
Relational Investors X, L.P.	Sale	1,825	1/8/2009	$10.30	Open Market
Relational Investors XVI, L.P.	Sale	5,946	1/8/2009	$10.30	Open Market
Relational Partners, L.P.	Sale	17,716	1/8/2009	$10.30	Open Market
Relational Coast Partners, L.P.	Sale	28,178	1/8/2009	$10.30	Open Market
Relational Fund Partners, L.P.	Sale	11,873	1/8/2009	$10.30	Open Market
Relational Investors LLC	Sale	15,130	1/8/2009	$10.30	Open Market
Relational Investors LLC	Sale	86,424	1/8/2009	$10.30	Open Market